Exhibit 99.1

Li Auto Inc. Announces January 2021 Delivery Update and New Research and Development Center

BEIJING, China, February 1, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced that the Company delivered 5,379 Li ONEs in January 2021, representing a 355.8% year-over-year increase and resulting in cumulative deliveries of 38,976 vehicles.

The Company also announced the establishment of a new research and development (“R&D”) center in Shanghai, China dedicated to the development of cutting-edge electric vehicle technologies. These technologies include high-voltage platforms, ultra-fast charging technologies, autonomous driving technologies, next generation intelligent cockpits, operating systems and computing platforms. This R&D center will have end-to-end development capabilities for new models. The R&D center has already started recruiting, and expects to ultimately house over 2,000 staff in the future.

“The abundant availability of top-notch talents with expertise in smart vehicles in Shanghai and its adjacent areas alongside rich supply chain resources made the city an ideal choice for our new R&D center,” said Yanan Shen, co-founder and president of Li Auto. “Its establishment will expedite our new model launches and the development of smart vehicle technologies as we aim to provide our users with increasingly advanced products and services.”

As of January 31, 2021, the Company had 60 retail stores covering 47 cities, and 121 servicing centers and Li Auto-authorized body and paint shops operating in 89 cities. As the Company forges ahead with plans to meet the robust demand for Li ONEs, it will continue to strengthen its direct sales and servicing network and deepen market penetration.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for its customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s  limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com